Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus Supplement No. 2

(To Prospectus dated October 31, 2023)

VinFast Auto Ltd.

100,800,000 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated October 31, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-275133). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 100,800,000 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”), including (i) up to 100,000,000 ordinary shares that we may, at our discretion, elect to issue to Yorkville from time to time after the date of this prospectus, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company (the “Yorkville Subscription Agreement”) and (ii) 800,000 ordinary shares to be issued to Yorkville as consideration for its irrevocable commitment to subscribe for ordinary shares at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the Yorkville Subscription Agreement.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On January 4, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $7.07 per ordinary share and $1.53 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 33 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2024.

VinFast Leadership Transition

On January 5, 2024, VinFast Auto Ltd. (“VinFast” or the “Company”) announced changes to its leadership as it enters the next phase of its development, effective as of such date.

Mr. Pham Nhat Vuong, founder and Chairman of Vingroup Joint Stock Company (“Vingroup”) – VinFast’s parent company – will transition from his current role as the Chairman of the Board of Directors of VinFast to assume the executive position of Chief Executive Officer (“CEO”) of VinFast. He will continue to serve as a Director of the Company and now assumes the position of Managing Director. Concurrently, Madame Le Thi Thu Thuy will transition from her current role as CEO to assume the position of Chairwoman of the Board of Directors.

The Company also announced the appointment of Ms. Nguyen Thi Lan Anh as its new Chief Financial Officer, replacing Mr. David Mansfield.

Following VinFast’s robust growth and significant business achievements in recent years, culminating in the Company’s successful entry into the North America market and U.S. listing, the Board concluded that it is the right time to evolve the Company’s leadership as it enters the next phase of its development.

Madame Thuy commented: “I am proud of VinFast’s many achievements to date. We have developed one of the most extensive EV portfolios in record time and successfully entered the global automotive market. With our deep automotive manufacturing roots, a growing distribution network, and the support of a talented team, VinFast is now well equipped to accelerate its global expansion. I strongly believe that VinFast will continue to thrive as it benefits from Mr. Pham’s leadership and business acumen, and I am looking forward to working with him and the rest of the management team in my new role to guide and support VinFast’s continued growth.”

She also added: “While my title is changing, I am happy to say that I will continue to engage with VinFast’s external stakeholders and the Company’s fundraising efforts. I look forward to continuing our dialogue as we progress on achieving our ambitious strategy. Finally, as Chairwoman, I plan to focus on ensuring we carry out VinFast’s mission while upholding the Company’s high governance standards.”

Mr. Pham will now directly oversee the operations of VinFast, including global production, sales, and marketing. The Board believes that Mr. Pham is uniquely suited to take on the CEO role at this important phase of VinFast’s development, given his industry experience from founding and growing VinFast and his track record of leading Vingroup, the largest conglomerate in Vietnam with its market-leading businesses across the industrials, technology, real estate and social services sectors.

Mr. Pham previously served as the Chairman of the VinFast’s Board of Directors since March 2022, in addition to being Chairman of the Board of Directors of Vingroup. In 2013, he became the first Vietnamese billionaire to enter the list of the world’s richest individuals compiled by Forbes.

Madame Thuy, who now transitions to the role of Chairwoman, served as the Managing Director of the Company’s Board and CEO since March 2022. She joined Vingroup in 2008 as the conglomerate’s Chief Financial Officer and was later appointed as the CEO of Vingroup and VinSmart Research & Manufacturer Joint Stock Company before resigning from those positions in 2014 and 2021. She has been the Chairwoman of VinFast and Vice Chairwoman of Vingroup since the Company was founded in 2017.

Ms. Lan Anh, who assumes the role of CFO, possesses extensive knowledge of the Company's operations, including manufacturing and supply chain. She served as the Chief Financial Officer of VinES Energy Solution JSC (“VinES”) - Vingroup's battery manufacturing subsidiary - from October 2021 to October 2023. She also served as Deputy CEO for Finance & Operations of VinES from February 2023 to October 2023. Since October 2023, Ms. Lan Anh has held roles at VinFast Manufacturing (Vietnam), which is VinFast's largest operating subsidiary, first serving as the Deputy Chief Financial Officer, then as the Chief Financial Officer. Prior to joining VinES, Ms. Lan Anh was the Chief Financial Officer of VinSmart Research & Manufacturing JSC, Vingroup subsidiary, from November 2020 to October 2021. Before Vingroup, Ms. Lan Anh was a Partner and the Deputy General Director at NEXIA STT Co. Ltd., where she was responsible for accounting outsourcing services from April 2019 to November 2020. Ms. Lan Anh began her career with six years at the Vietnamese member firm of Nexia International and nearly five years as Business Controller and Tax Manager at Heineken Hanoi. Ms. Lan Anh has a Bachelor's degree in Corporate Finance and a Master's degree in Economic Finance from the Academy of Finance, Hanoi, Vietnam. She is a Fellow Chartered and Certified Accountant and a Certified Practising Accountant Australia. With experience spanning decades in accounting and finance, the Company places utmost confidence in Ms. Lan Anh's acumen in her expanded role.